Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

May 30, 2007

VIA EDGAR AND FEDERAL EXPRESS

Elaine Wolff

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Eight, Inc.

Amendment No. 2 to Registration Statement

on Form S-11, Filed May 30, 2007

File No. 333-140548

Dear Ms. Wolff:

We are responding on behalf of our client, Apple REIT Eight, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, President and Chief Executive Officer, dated May 17, 2007. Simultaneously with the submission of this letter, we are filing Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-11.

This letter, together with pre-effective Amendment No. 2, responds to the comments in your letter dated May 17, 2007. Pre-effective Amendment No. 2 is marked to show changes from Pre-effective Amendment No. 1 to the Registration Statement on Form S-11 filed May 7, 2007. A copy of the marked document is included with the copy of this letter being hand delivered to you.

Please note that references to “page numbers in the current filing” as set forth below are references to page numbers in the blacklined version of Amendment No. 2 marked “Courtesy Copy” included in the package being hand delivered to you.

This letter repeats the comments from your letter of May 17, 2007, together with responses on behalf of the Company.

May 30, 2007

Investment and Distribution Policy, page 9

1.	We note your response to comment 7 and the additional disclosure. Please disclose that the payment of distributions from sources other than operating cash flow will decrease the cash available to invest in properties and will reduce the amount of distributions you may make in the future.

The requested additional disclosure has been added on page 9 in the current filing.

Risk Factors, page 14

Our distributions to our shareholders may be sourced … page 24

2.	Please revise the header and the narrative to disclose that distributions sourced from other than operating cash flow will decrease the cash available to invest in properties and will reduce the amount of distributions you may make in the future.

The referenced disclosure has been revised to include the additional disclosure on pages 24 and 25 in the current filing.

Experience of Prior Programs, page 116

Table I

3.	We note your response to comment 20. Please disclose the substance of your response regarding prepaid items in a footnote to the table. In addition, please expand the acquisition fee footnote to clarify that acquisition fees include real estate commissions, so that an investor can tie this fee to Table II.

The requested additional disclosure has been added on page 118 in the current filing.

Table V

4.	We note your response to comment 25. Please advise us whether you intend to disclose this information in a future amendment. If not, please advise us why the information is not available.

The Company does not have this information because neither it or any other Apple entity ever owned these properties. The information, if it exists, would be obtainable only through an unrelated third party (Colonial Properties Trust) which acquired Cornerstone Realty Income Trust, Inc. in April 2005.

May 30, 2007

As indicated in your letter dated May 17, 2007, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated May 17, 2007.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Pre-effective Amendment No. 2 to the Registration Statement may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

MBR/smk

cc:	Michael McTiernan (SEC)
Yolanda Crittenden (SEC)
Cicely LaMothe (SEC)
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery